

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2018

Heath Hill
Chief Financial Officer
Cloud Peak Energy Inc.
748 T-7 Road
Gillette, Wyoming 82718

> **Re: Cloud Peak Energy Inc.**
> **Form 10-K for the Year Ended December 31, 2017**
> **Filed February 16, 2018**
> **Form 10-Q for the Quarterly Period Ended September 30, 2018**
> **Filed October 26, 2018**
> **File No. 001-34547**

Dear Mr. Hill:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Potential for Asset Impairments, page 52

1.   Please clarify when you have last tested your long-lived assets for impairment. In addition, tell us how you considered your declining market capitalization in determining whether impairment testing was required and in estimating your future cash flows.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joel Parker, Senior Assistant Chief Accountant, at 202-551-3651 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and
Mining